Exhibit 99.2

Content: Statement of earnings page 2 Segment information page 3 Balance sheet page 4 Cash flow page 5 page 6 Key metrics page 7 page 8 Outlook 2025 page 9 Disclaimer Fresenius Medical Care AG November 4, 2025 COMPLETE OVERVIEW OF THE THIRD QUARTER AND FIRST NINE MONTHS 2025 Investor Relations Copyright by Fresenius Medical Care AG email: ir@freseniusmedicalcare.com phone: +49 6172 609 2525 Reconciliation results excl. special items This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to COVID-19, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release. Rounding adjustments applied to individual numbers and percentages may result in these figures differing immaterially from their absolute values. Furthermore, totals and subtotals in tables may differ slightly from unrounded figures due to rounding in accordance with commercial rounding conventions.

FRESENIUS MEDICAL CARE

Statement of earnings

in € million, except share data, unaudited	Three months ended September 30,				Nine months ended September 30,			
	2025	2024	Change	Change at cc	2025	2024	Change	Change at cc
Total revenue	**4,885**	**4,760**	**2.6%**	**8.3%**	**14,558**	**14,251**	**2.2%**	**4.9%**
Costs of revenue	3,643	3,614	0.8%	6.6%	10,917	10,765	1.4%	4.2%
Selling, general and administrative expense	705	756	-6.7%	-1.9%	2,248	2,303	-2.4%	-0.1%
Research and development expense	38	40	-5.7%	-3.5%	119	133	-10.6%	-9.7%
Income from equity method investees	(47)	(41)	13.1%	13.2%	(140)	(103)	36.0%	36.0%
Other operating income	(56)	(191)	-70.7%	-69.6%	(397)	(532)	-25.4%	-24.6%
Other operating expense	125	119	4.8%	8.1%	578	552	4.6%	6.3%
Operating income	**477**	**463**	**3.0%**	**7.6%**	**1,233**	**1,133**	**8.8%**	**11.0%**
Operating income excl. special items [1]	574	469	22.4%	27.6%	1,507	1,307	15.2%	17.6%
Interest income	(19)	(17)	13.1%	20.1%	(56)	(50)	11.2%	16.2%
Interest expense	93	99	-6.1%	-1.2%	285	306	-6.7%	-4.4%
Interest expense, net	74	82	-10.0%	-5.6%	229	256	-10.3%	-8.5%
Income before income taxes	**403**	**381**	**5.8%**	**10.4%**	**1,004**	**877**	**14.4%**	**16.6%**
Income tax expense	75	117	-35.4%	-32.0%	215	255	-15.9%	-14.1%
Net income	**328**	**264**	**24.0%**	**29.1%**	**789**	**622**	**26.7%**	**29.2%**
Net income attributable to noncontrolling interests	53	51	3.1%	9.1%	138	151	-9.1%	-6.5%
Net income attributable to shareholders of FME AG	**275**	**213**	**29.0%**	**33.9%**	**651**	**471**	**38.3%**	**40.7%**
Net income attributable to shareholders of FME AG excl. special items [1]	322	237	36.0%	41.4%	836	637	31.3%	33.8%
Weighted average number of shares	292,101,583	293,413,449			292,971,355	293,413,449		
Basic earnings per share	**€0.94**	**€0.73**	**29.6%**	**34.5%**	**€2.22**	**€1.61**	**38.5%**	**40.9%**
Basic earnings per ADS	**€0.47**	**€0.36**	**29.6%**	**34.5%**	**€1.11**	**€0.80**	**38.5%**	**40.9%**
Operating income	**477**	**463**	**3.0%**	**7.6%**	**1,233**	**1,133**	**8.8%**	**11.0%**
Depreciation, amortization and impairment loss	357	365	-2.3%	2.7%	1,127	1,266	-10.9%	-8.8%
EBITDA	**834**	**828**	**0.6%**	**5.4%**	**2,360**	**2,399**	**-1.6%**	**0.5%**
In percent of revenue								
Operating income margin	9.8%	9.7%			8.5%	8.0%		
Operating income margin excl. special items [1]	11.7%	9.9%			10.3%	9.2%		
EBITDA margin	17.1%	17.4%			16.2%	16.8%		
EBITDA margin excl. special items [1]	19.1%	17.7%			18.0%	17.3%		

[1] For a reconciliation of special items, please refer to the table on page 8.

Statement of earnings page 2 of 9 November 4, 2025

FRESENIUS MEDICAL CARE

Segment information

unaudited	Three months ended September 30,				Nine months ended September 30,			
	2025	2024	Change	Change at cc	2025	2024	Change	Change at cc
Total								
Revenue in € million	4,885	4,760	2.6%	8.3%	14,558	14,251	2.2%	4.9%
Operating income in € million	477	463	3.0%	7.6%	1,233	1,133	8.8%	11.0%
Operating income in € million excl. special items [1]	574	469	22.4%	27.6%	1,507	1,307	15.2%	17.6%
Operating income margin	9.8%	9.7%			8.5%	8.0%		
Operating income margin excl. special items [1]	11.7%	9.9%			10.3%	9.2%		
Days sales outstanding (DSO) [2]					62	65		
Employees (headcount)					109,916	113,079		
Care Delivery segment								
Revenue in € million	3,402	3,471	-2.0%	3.6%	10,229	10,433	-1.9%	0.5%
Operating income in € million	419	456	-8.0%	-1.1%	1,086	958	13.3%	17.3%
Operating income in € million excl. special items [1]	493	459	7.4%	14.4%	1,226	1,163	5.4%	8.8%
Operating income margin	12.3%	13.1%			10.6%	9.2%		
Operating income margin excl. special items [1]	14.5%	13.2%			12.0%	11.2%		
Days sales outstanding (DSO) [2]					57	59		
Value-Based Care segment								
Revenue in € million	576	431	33.7%	42.1%	1,611	1,269	27.0%	30.6%
Operating income in € million	(22)	(37)	-39.9%	-37.9%	(28)	(21)	29.2%	32.9%
Operating income in € million excl. special items [1]	(21)	(37)	-41.4%	-39.5%	(26)	(21)	22.8%	26.3%
Operating income margin	-3.8%	-8.5%			-1.7%	-1.7%		
Operating income margin excl. special items [1]	-3.7%	-8.5%			-1.6%	-1.7%		
Days sales outstanding (DSO) [2]					27	38		
Care Enablement segment								
Revenue in € million	1,361	1,359	0.1%	4.6%	4,075	4,020	1.4%	4.3%
Operating income in € million	87	61	42.5%	43.8%	270	196	37.5%	38.4%
Operating income in € million excl. special items [1]	103	75	36.4%	38.1%	334	218	53.2%	54.4%
Operating income margin	6.4%	4.5%			6.6%	4.9%		
Operating income margin excl. special items [1]	7.6%	5.6%			8.2%	5.4%		
Days sales outstanding (DSO) [2]					92	94		
Inter-segment eliminations [3]								
Revenue in € million	(454)	(501)	-9.5%	-4.5%	(1,357)	(1,471)	-7.7%	-5.4%
Operating income in € million	(3)	(4)	-17.8%	-10.5%	(17)	(9)	97.6%	103.5%
Operating income in € million excl. special items [1]	(4)	(5)	-7.3%	1.0%	(18)	(16)	14.8%	18.5%
Corporate								
Operating income in € million	(4)	(13)	-68.5%	7.6%	(78)	9	n.a.	n.a.
Operating income in € million excl. special items [1]	3	(23)	n.a.	-84.3%	(9)	(37)	-73.9%	-45.6%

[1] For a reconciliation of special items, please refer to the table on page 8.

[2] Includes receivables related to assets held for sale.

[3] Services provided by the Care Delivery segment in the U.S. for patients managed under the Value-Based Care segment are provided at fair market value. The Company also transfers products from the Care Enablement segment to the Care Delivery segment at fair market value. The associated internal revenues and expenses and all other consolidation of transactions are included within "Inter-segment eliminations".

cc = constant currency. Changes in revenue, operating income and net income attributable to shareholders of FME AG include the impact of changes in foreign currency exchange rates. We calculate and present these financial measures using both IFRS Accounting Standards and at constant exchange rates to show changes in these metrics and other items without giving effect to period-to-period currency fluctuations. Under IFRS Accounting Standards, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. The single quarter results are calculated as the variance between the current year-to-date results less the preceding quarter's year-to-date which makes the single quarter subject to further foreign exchange fluctuation. This resulting percentage is a non-IFRS measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated term "Constant Currency".

Segment information page 3 of 9 November 4, 2025

Balance sheet in € million, except for net leverage ratio, unaudited September 30, December 31, 2025 2024 Assets Cash and cash equivalents 1,256 1,180 Trade accounts and other receivables from unrelated parties 3,242 3,367 Inventories 2,086 2,068 Other current assets 1,240 1,308 Goodwill and intangible assets 14,835 16,541 Right-of-use assets 3,133 3,612 Other non-current assets 5,095 5,491 Total assets 30,887 33,567 Liabilities and equity Accounts payable to unrelated parties 726 904 Other current liabilities 5,033 4,756 Non-current liabilities 11,220 12,138 Total equity 13,908 15,769 Total liabilities and equity 30,887 33,567 Equity/assets ratio 45% 47% Debt and lease liabilities Short-term debt from unrelated parties 67 2 Current portion of long-term debt 476 575 Current portion of lease liabilities from unrelated parties 568 616 Current portion of lease liabilities from related parties 26 25 Long-term debt, less current portion 6,323 6,261 Lease liabilities from unrelated parties, less current portion 2,942 3,412 Lease liabilities from related parties, less current portion 71 88 Debt and lease liabilities included within liabilities directly associated with assets held for sale 1 9 Total debt and lease liabilities 10,474 10,988 Minus: Cash and cash equivalents 1 (1,256) (1,185) Total net debt and lease liabilities 9,218 9,803 Reconciliation of annualized adjusted EBITDA and net leverage ratio to the most directly comparable IFRS Accounting Standards financial measure Net income 907 741 Income tax expense 276 316 Interest income (77) (72) Interest expense 386 407 Depreciation and amortization 1,495 1,536 Adjustments 2 565 450 Annualized adjusted EBITDA 3,552 3,378 Net leverage ratio 2.6 2.9 2 Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2025: 1 M; 2024: -€23 M), non-cash charges, primarily related to pension expense (2025: €52 M; 2024: €52 M), impairment loss (2025: €109 M; 2024: €207 M) and special items, including costs related to the FME25+ Program (2025: €185 M; 2024: €164 M), Legacy Portfolio Optimization (2025: €134 M; 2024: €113 M), Legal Form Conversion Costs (2025: €6 M; 2024: €9 M) and Humacyte Remeasurements (2025: €78 M; 2024: -€72 M). 1 Includes cash and cash equivalents included within assets held for sale. Balance sheet page 4 of 9 November 4, 2025

Cash flow statement in € million, unaudited 2025 2024 2025 2024 Operating activities Net income 328 264 789 622 Depreciation, amortization and impairment loss 357 365 1,127 1,266 Change in trade accounts and other receivables from unrelated parties (62) 464 (175) (229) Change in inventories (103) 68 (189) 12 Change in other working capital and non-cash items 222 (176) 127 (117) Net cash provided by (used in) operating activities 742 985 1,679 1,554 In percent of revenue 15.2% 20.7% 11.5% 10.9% Investing activities Purchases of property, plant and equipment and capitalized development costs (192) (165) (492) (459) Proceeds from sale of property, plant and equipment 0 (5) 12 7 Capital expenditures, net (192) (170) (480) (452) Free cash flow 550 815 1,199 1,102 In percent of revenue 11.3% 17.1% 8.2% 7.7% Acquisitions and investments, net of cash acquired, and purchases of intangible assets (3) (12) (19) (18) Investments in debt securities (14) (64) (26) (65) Proceeds from divestitures, net of cash disposed 144 1 164 502 Proceeds from sale of debt securities 11 25 57 67 Free cash flow after investing activities 688 765 1,375 1,588 Nine months ended September 30, Three months ended September 30, Cash flow page 5 of 9 November 4, 2025

FRESENIUS MEDICAL CARE

Revenue development by segment

in € million, unaudited	2025	2024	Change	Change at cc	Organic growth	Same market treatment growth [1]
Three months ended September 30,						
Total revenue	**4,885**	4,760	**2.6%**	**8.3%**	**9.7%**	
Care Delivery segment	**3,402**	**3,471**	**-2.0%**	**3.6%**	**5.6%**	**0.4%**
Thereof: U.S.	2,842	2,881	-1.4%	5.3%	5.8%	0.1%
Thereof: International	560	590	-5.1%	-4.2%	4.3%	1.2%
Value-Based Care segment	**576**	**431**	**33.7%**	**42.1%**	**42.1%**	
Care Enablement segment	**1,361**	**1,359**	**0.1%**	**4.6%**	**4.6%**	
Inter-segment eliminations	(454)	(501)	-9.5%	-4.5%		
Thereof: Care Delivery segment	(129)	(132)	-2.0%	4.3%		
Thereof: Care Enablement segment	(325)	(369)	-12.2%	-7.6%		
Nine months ended September 30,						
Total revenue	**14,558**	**14,251**	**2.2%**	**4.9%**	**7.3%**	
Care Delivery segment	**10,229**	**10,433**	**-1.9%**	**0.5%**	**3.7%**	**0.6%**
Thereof: U.S.	8,550	8,542	0.1%	3.0%	3.5%	0.1%
Thereof: International	1,679	1,891	-11.2%	-10.8%	4.8%	2.0%
Value-Based Care segment	**1,611**	**1,269**	**27.0%**	**30.6%**	**30.6%**	
Care Enablement segment	**4,075**	4,020	**1.4%**	**4.3%**	**4.3%**	
Inter-segment eliminations	(1,357)	(1,471)	-7.7%	-5.4%		
Thereof: Care Delivery segment	(365)	(372)	-1.6%	1.3%		
Thereof: Care Enablement segment	(992)	(1,099)	-9.7%	-7.7%		

[1] Same market treatment growth = organic growth less price effects

Revenue development by segment page 6 of 9 November 4, 2025

FRESENIUS MEDICAL CARE

Key metrics

unaudited

Nine months ended September 30,

	Clinics			Patients			Treatments		
	2025	**2024**	Change	**2025**	**2024**	Change	**2025**	**2024**	Change
Care Delivery segment	**3,628**	**3,732**	-3%	**293,620**	**308,216**	-5%	**33,561,556**	**35,927,266**	-7%
Thereof: U.S.	2,621	2,629	0%	205,846	205,942	0%	23,183,666	23,299,461	0%
Thereof: International	1,007	1,103	-9%	87,774	102,274	-14%	10,377,890	12,627,805	-18%

unaudited

Nine months ended September 30,

	Member Months			Membership		
	2025	**2024**	Change	**2025**	**2024**	Change
Value-Based Care segment						
Total U.S.	1,347,196	1,133,093	19%	161,957	131,254	23%

Key metrics page 7 of 9 November 4, 2025

FRESENIUS MEDICAL CARE

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS Accounting Standards financial measures for comparability with the Company´s outlook

		Special items										Special items							
in € million, except share data, unaudited	**Results 2025**	FME25+ Program[1]	Legacy Portfolio Optimization[2]	Legal Form Conversion Costs	Humacyte Remeasurements	Interwell Health Deferred Tax Reversal[3]	Sum of special items	**Results 2025 excl. special items**	Currency translation effects	Results 2025 excl. special items at cc	**Results 2024**	FME25+ Program[1]	Legacy Portfolio Optimization[2]	Legal Form Conversion Costs	Humacyte Remeasurements	Sum of special items	**Results 2024 excl. special items**	Change excl. special items	Change excl. special items at cc
Three months ended September 30,																			
Total revenue	**4,885**	—	—	—	—	—	—	**4,885**	269	5,154	**4,760**	—	—	—	—	—	**4,760**	**2.6%**	**8.3%**
Care Delivery segment	3,402	—	—	—	—	—	—	3,402	196	3,598	3,471	—	—	—	—	—	3,471	-2.0%	3.6%
Thereof: U.S.	2,842	—	—	—	—	—	—	2,842	190	3,032	2,881	—	—	—	—	—	2,881	-1.4%	5.3%
Thereof: International	560	—	—	—	—	—	—	560	6	566	590	—	—	—	—	—	590	-5.1%	-4.2%
Value-Based Care segment	576	—	—	—	—	—	—	576	36	612	431	—	—	—	—	—	431	33.7%	42.1%
Care Enablement segment	1,361	—	—	—	—	—	—	1,361	62	1,423	1,359	—	—	—	—	—	1,359	0.1%	4.6%
Inter-segment eliminations	(454)	—	—	—	—	—	—	(454)	(25)	(479)	(501)	—	—	—	—	—	(501)	-9.5%	-4.5%
EBITDA	**834**	40	51	0	6	—	97	**931**	43	974	**828**	37	(6)	2	(18)	15	**843**	**10.4%**	**15.5%**
Total operating income	**477**	41	50	0	6	—	97	**574**	24	598	**463**	39	(17)	2	(18)	6	**469**	**22.4%**	**27.6%**
Care Delivery segment	419	23	51	—	—	—	74	493	32	525	456	18	(15)	—	—	3	459	7.4%	14.4%
Value-Based Care segment	(22)	1	—	—	—	—	1	(21)	(1)	(22)	(37)	—	—	—	—	—	(37)	-41.4%	-39.5%
Care Enablement segment	87	17	(2)	—	1	—	16	103	1	104	61	21	(1)	0	(6)	14	75	36.4%	38.1%
Inter-segment eliminations	(3)	—	(1)	—	—	—	(1)	(4)	(1)	(5)	(4)	—	(1)	—	—	(1)	(5)	-7.3%	1.0%
Corporate	(4)	0	2	0	5	—	7	3	(7)	(4)	(13)	0	0	2	(12)	(10)	(23)	n.a.	-84.3%
Interest expense, net	74	—	—	—	—	—	—	74	4	78	82	—	—	—	—	—	82	-10.0%	-5.6%
Income tax expense	75	11	3	0	1	35	50	125	6	131	117	11	(25)	1	(5)	(18)	99	26.5%	31.6%
Net income attributable to noncontrolling interests	53	—	—	—	—	—	—	53	1	54	51	—	—	—	—	—	51	3.1%	9.1%
Net income[4]	**275**	30	47	0	5	(35)	47	**322**	13	335	**213**	28	8	1	(13)	24	**237**	**36.0%**	**41.4%**
Basic earnings per share	**€0.94**	€0.10	€0.16	€0.00	€0.02	€(0.12)	€0.16	**€1.10**	€0.05	€1.15	**€0.73**	€0.10	€0.03	€0.00	€(0.05)	€0.08	**€0.81**	**36.6%**	**42.0%**
Nine months ended September 30,																			
Total revenue	**14,558**	—	—	—	—	—	—	**14,558**	385	14,943	**14,251**	—	—	—	—	—	**14,251**	**2.2%**	**4.9%**
Care Delivery segment	10,229	—	—	—	—	—	—	10,229	254	10,483	10,433	—	—	—	—	—	10,433	-1.9%	0.5%
Thereof: U.S.	8,550	—	—	—	—	—	—	8,550	248	8,798	8,542	—	—	—	—	—	8,542	0.1%	3.0%
Thereof: International	1,679	—	—	—	—	—	—	1,679	6	1,685	1,891	—	—	—	—	—	1,891	-11.2%	-10.8%
Value-Based Care segment	1,611	—	—	—	—	—	—	1,611	46	1,657	1,269	—	—	—	—	—	1,269	27.0%	30.6%
Care Enablement segment	4,075	—	—	—	—	—	—	4,075	118	4,193	4,020	—	—	—	—	—	4,020	1.4%	4.3%
Inter-segment eliminations	(1,357)	—	—	—	—	—	—	(1,357)	(33)	(1,390)	(1,471)	—	—	—	—	—	(1,471)	-7.7%	-5.4%
EBITDA	**2,360**	117	66	2	71	—	256	**2,616**	56	2,672	**2,399**	96	44	5	(79)	66	**2,465**	**6.1%**	**8.4%**
Total operating income	**1,233**	122	79	2	71	—	274	**1,507**	30	1,537	**1,133**	107	141	5	(79)	174	**1,307**	**15.2%**	**17.6%**
Care Delivery segment	1,086	62	78	—	—	—	140	1,226	40	1,266	958	45	160	—	—	205	1,163	5.4%	8.8%
Value-Based Care segment	(28)	2	—	—	—	—	2	(26)	(1)	(27)	(21)	—	—	—	—	—	(21)	22.8%	26.3%
Care Enablement segment	270	56	0	—	8	—	64	334	3	337	196	62	(12)	0	(28)	22	218	53.2%	54.4%
Inter-segment eliminations	(17)	—	(1)	—	—	—	(1)	(18)	(1)	(19)	(9)	—	(7)	—	—	(7)	(16)	14.8%	18.5%
Corporate	(78)	2	2	2	63	—	69	(9)	(11)	(20)	9	0	0	5	(51)	(46)	(37)	-73.9%	-45.6%
Interest expense, net	229	—	—	—	—	—	—	229	5	234	256	—	—	—	—	—	256	-10.3%	-8.5%
Income tax expense	215	32	3	1	18	35	89	304	5	309	255	30	(3)	1	(20)	8	263	15.2%	17.5%
Net income attributable to noncontrolling interests	138	—	—	—	—	—	—	138	4	142	151	—	—	—	—	—	151	-9.1%	-6.5%
Net income[4]	**651**	90	76	1	53	(35)	185	**836**	16	852	**471**	77	144	4	(59)	166	**637**	**31.3%**	**33.8%**
Basic earnings per share	**€2.22**	€0.31	€0.26	€0.00	€0.18	€(0.12)	€0.63	**€2.85**	€0.06	€2.91	**€1.61**	€0.26	€0.49	€0.01	€(0.20)	€0.56	**€2.17**	**31.5%**	**34.0%**

[1] The FME25 Program was expanded by two years, the overall savings target increased and renamed to the FME25+ Program.

[2] 2025: mainly related to the completed divestitures in Brazil and Malaysia, the proposed divestiture of select assets of FME AG's wholly owned Spectra Laboratories and the proposed divestiture of renal dialysis clinics in Kazakhstan as well as impairment losses primarily related to right-of-use assets; 2024: mainly related to impairment losses resulting from the measurement of assets held for sale as well as gains and losses from divestitures.

[3] Derecognition of certain deferred tax liabilities initially established in connection with the 2022 Interwell Health Transaction as a result of the accelerated settlement of Interwell Health put options.

[4] Attributable to shareholders of FME AG.

Reconciliation results excl. special items page 8 of 9 November 4, 2025

Outlook 2025 Spalte1 Results 2024 Outlook 2025 (at Constant Currency) Revenue1 €19,336 M Positive to a low-single digit percentage rate growth Operating income1 €1,797 M High-teens to high-twenties percentage rate growth 1 Outlook 2025 is based on the assumptions outlined in the earnings release for the fourth quarter and full year of 2024 and excludes special items. Special items include the costs related to the FME25+ Program, the impacts from Legacy Portfolio Optimization, the Legal Form Conversion Costs, the Humacyte Remeasurements and other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of providing the outlook. The growth rates are based on the results 2024 excluding the costs related to the FME25+ Program (€180 M for operating income), the impacts from Legacy Portfolio Optimization (€288 M for operating income), the Legal Form Conversion Costs (€9 M for operating income) and the Humacyte Remeasurements (- €72 M for operating income). Outlook 2025 page 9 of 9 November 4, 2025